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                                   EXHIBIT 20

July 19, 1995                                       FOR
IMMEDIATE RELEASE


                     ADM ANNOUNCES ELECTION OF GAYLORD O. COAN
                TO ITS BOARD OF DIRECTORS AND FORMS LAW
COMMITTEE


     The Archer Daniels Midland Company today announced the election of Gaylord O. Coan to its Board of Directors.

     Mr. Coan is the President and Chief Operating Officer of Gold Kist Inc., a farmer-owned cooperative in Atlanta, Georgia. Gold Kist Inc. is one of the most important coops in the world. Mr. Coan brings over 30 years of experience in the agricultural field to the Board of Directors. He holds a B.S. Degree from the University of Georgia, Athens Georgia in Agricultural Economics.

     The Board of Directors unanimously voted to form a committee of nine outside directors to direct the Company's response to matters related to the government investigation of the high fructose corn syrup, citric acid and lysine industries and certain related civil suits. The Committee will be co-chaired by the Right Honorable M. Brian Mulroney and John H. Daniels, and will consist of Shreve M. Archer, Jr., Ralph Bruce, Ray A. Goldberg, F. Ross Johnson, Mrs. Nelson A. Rockefeller, John K. Vanier and O. Glenn Webb.

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July 20, 1995                                        FOR
IMMEDIATE RELEASE


                         ADM DIRECTORS AUTHORIZE
                        SHARE REPURCHASE PROGRAM


     Directors of Archer Daniels Midland Company voted to authorize the purchase of up to 20 million shares of the Company's issued and outstanding common stock. The program will continue for a period of up to 24 months and the stock purchased will be used for acquisitions, contributions to company pension plans or for treasury stock.

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